Exhibit 1

For immediate release

Bell Media President Randy Lennox departing in 2021, Bell Group President Wade Oosterman to lead Bell Media forward

MONTRÉAL, October 19, 2020 – BCE Inc. (Bell; TSX, NYSE: BCE) today announced that Bell Group President and Vice Chair Wade Oosterman will assume operational leadership of Bell Media in 2021 following the departure of Bell Media President Randy Lennox on January 4.

“On behalf of everyone at Bell, I would like to thank Randy for his leadership at Bell Media and his support of a smooth leadership transition in 2021,” said Mirko Bibic, President and CEO of BCE and Bell Canada. “A renowned executive in Canadian music and media, Randy joined Bell Media in 2015 and has transformed the company with a focus on content leadership and digital innovation. He reignited Crave and our other digital platforms, accelerated Canadian content creation with strategic investments, including the Noovo network in Québec and Pinewood Studios Toronto, and built exclusive partnerships with top international content brands like HBO Max, Starz and iHeartRadio. In a rapidly evolving media industry, Randy solidified Bell Media’s position as Canada’s #1 multimedia brand.”

“I look forward to working with Wade as he leads the Bell Media team in executing our imperatives to deliver the most compelling content to Canadians across every platform, while operating with agility and cost efficiency in a competitive and fast-changing marketplace,” said Mr. Bibic. “Already guiding overall Media strategy as Group President, Wade is known for building outstanding teams and delivering results across every segment of communications. Having also led our Mobility and Residential Services teams in his 14 years at Bell, Wade is exceptionally well positioned to leverage all of Bell’s assets to accelerate our leadership in media and TV.”

Devorah Lithwick

Mr. Oosterman has also served as Bell’s Chief Brand Officer since he joined the company. As he focuses fully on his role at Media, Bell today announced that Senior Vice President Brand Devorah Lithwick has been appointed SVP & Chief Brand Officer, effective January 2021.

“A seasoned executive with more than 25 years experience in Canadian brand development and marketing communications, Devorah is the ideal choice to become Bell’s next Chief Brand Officer,” said Mr. Bibic. “Joining us in 2006 as VP Brand and promoted to Senior VP in 2017, Devorah has been a critical leader in the transformation of Bell’s brand into one of the most valuable in Canada.”

Randy Lennox

Mr. Lennox joined Bell Media in 2015 as President of Content and Broadcasting and was promoted to Bell Media President in 2017, reporting to Group President Wade Oosterman. Acclaimed for his support of Canadian television and documentary film production, Mr. Lennox serves as Chair of The Banff World Media Festival, as well as on the boards of Music Canada, Canada’s Walk of Fame, Massey Hall and Roy Thomson Hall, and Ontario’s Culture Strategy Advisory Group.

A member of the Canadian Music and Broadcast Industry Hall of Fame and a Juno Awards recipient, Mr. Lennox was previously President and CEO of Universal Music Canada, where he helped launch the careers of Canadian stars including the Tragically Hip, Justin Bieber, Drake and Shawn Mendes.

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Wade Oosterman

Mr. Oosterman joined Bell in 2006 as President of Bell Mobility and Chief Brand Officer, and was promoted to President of Mobility and Residential Services in 2010, to Group President – responsible for strategic direction of Bell’s wireless, residential and media segments – in 2015, and additionally as Bell Vice Chair in 2018. A Canadian communications industry leader for more than 30 years, Mr. Oosterman has served as a senior wireless and brand executive with several publicly traded Canadian communications companies. He holds an MBA from the Ivey School at Western University, and serves on the boards of the Toronto International Film Festival (TIFF) and Telephone & Data Systems.

About Bell

Canada’s largest communications company with more than 22 million consumer and business connections, Bell provides advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier multimedia company with 35 television stations operated by CTV and Noovo, 29 specialty channels including the TSN and RDS sports networks, the Crave and Noovo.ca digital platforms, 109 radio stations in 58 markets, the country’s leading roster of digital news and entertainment brands, and the Astral out-of-home advertising network. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Scott Henderson

416-384-5305

scott.henderson@bellmedia.ca

@BellMediaPR

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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